Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2005	2004	2003	2002	2001	2000
	(in 000s except ratio data)
Earnings
Earnings from Continuing Operations	$1,438	$1,936	$(6,575)	$(5,397)	$(14,618)	$(35,847)
Interest Expense	1,700	698	862	1,394	7,094	26,004
Amortization Expense Debt Cost	146	40	30	39	199	1,222

Total	$3,284	$2,674	$(5,683)	$(3,964)	$(7,325)	$(8,621)

Fixed Charges
Interest Expense	$1,700	$698	$862	$1,394	$7,094	$26,004
Capitalized Interest Expense	—	—	—	—	—	—
Amortization Expense Debt Costs	146	40	30	39	199	1,222

Total	$1,846	$738	$892	$1,433	$7,293	$27,226

Ratio	1.78	3.62	-6.37	-2.77	-1.00	-0.32
Deficiency	$—	$—	$(6,575)	$(5,397)	$(14,618)	$(35,847)